Mail Stop 4561

February 26, 2009

William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re: United Community Bancorp**
> **Form 10-K for June 30, 2008**
> **File Number 0-51800**

Dear Mr. Ritzmann:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008
Item 15. Exhibits and Financial Statement Schedules, page 91

1.   We note that the company's 2006 Equity Incentive Plan is not filed as an exhibit to the Form 10-K. Please explain how you determined that the plan is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Note 8- Effect of Recent Accounting Pronouncements
Fair Value Measurements, page 6

2.   You disclose that you obtain fair value measurements from your custodian, who used
        third party data service providers. Please revise your future filings to explain the extent
        to which, and how, this information is obtained and used in developing the fair value
        measurements in your consolidated financial statements. At a minimum, disclose:

        •   The amount of available-for-sale investments measured using fair values provided by
            your custodian;
        •   The number of quotes or prices you generally obtain per investment and if you obtain
            multiple quotes or prices, how you determine the ultimate value you use in your
            financial statements;
        •   Whether, and if so, how and why, you adjusted the fair values obtained from your
            custodian; and
        •   The procedures you performed to validate the prices you obtained to ensure the fair
            value determination is consistent with SFAS 157, *Fair Value Measurements*, and to
            ensure that you properly classified your investments in the fair value hierarchy.

Item 6. Exhibits, page 20

3.   We note that the company filed as exhibits to the Form 10-Q amendments to certain
        compensatory plans and contracts which were effective in December 2008. We also note
        that the company did not file a Current Report on Form 8-K to describe the terms and
        conditions of any of these amendments. Please explain how you concluded that a Form
        8-K was not required for any of these amendments. Refer to Item 5.02(e) of Form 8-K.

Exhibits 31.1 and 31.2
Section 302 Certifications

4.   We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-Q
        contain modifications of the exact form of certification as set forth in Item 601(b)(31) of
        Regulation S-K. In particular, the certifications include the title of the certifying officer
        in the introductory sentence and the end of paragraph 4(b) has been modified. In future
        filings, please ensure that the certifications are in the exact form as set forth in Item
        601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements
        or staff interpretations.

                                            * * * * *

        Please respond to this comment within 10 business days or tell us when you will provide
us with a response. Your response letter should key your responses to our comments, indicate

your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to David Irving at 202-551-3321, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3469.

Sincerely,

Justin Dobbie
Staff Attorney